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                          October 21, 2022

       David Gandini
       Chief Executive Officer
       SOBR Safe, Inc.
       6400 S. Fiddlers Green Circle, Suite 1400
       Greenwood Village, CO 80111

                                                        Re: SOBR Safe, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 14,
2022
                                                            File No. 333-267882

       Dear David Gandini:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alex
King at 202-551-8631 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing